EVANS SYSTEMS, INC.                                            o ChemWay Systems
                                                            o Way Energy Systems
                                                    o Edco Environmental Systems

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Phone (409) 245-2424 o 720 N. Ave F o P.O. Box 2480 o Bay City, Texas 77404-2480
o (409) 244-5070
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August 25, 2000

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Judiciary Plaza
Washington, DC  20549

Re:  Evans Systems, Inc.
     Preliminary Proxy Statement filed March 2, 2000

Gentlemen:

         Evans Systems, Inc. (the "Company") hereby requests the withdrawal of the Preliminary Notice and Proxy Statement, which was filed with the Commission on March 2, 2000. The proposed sale of assets and merger which were the subject of the special meeting have been terminated and, therefore, the special stockholders' meeting is not necessary and the Proxy Notice and Statement will not be sent out.

         If the Staff has any questions regarding this request, please contact the undersigned (979) 245-2424 or Robert Friedman of Olshan Grundman Frome Rosenzweig & Wolosky, LLP, counsel to the Company, at (212) 451-2220.

Yours truly,

EVANS SYSTEMS, INC.


/s/ J.L. Evans, Sr.
J.L. Evans, Sr., President

JLE/tlm
cc:  Mr. Robert Friedman, Esq.